June 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Daniel Porco

Re:                                         DAVIDsTEA Inc. (the “Company”)

Registration Statement on Form F-1 (File No. 333-203219)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on June 4, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 26, 2015, through the date hereof:

Preliminary Prospectus, dated May 26, 2014:

Approximately 4554 copies were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly,

GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES LLC

As Representatives of the Several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name: Richard Cohn
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name: Jason Fournier
Title: Managing Director